Exhibit 99.1

Contact:	Trinity Biotech plc Gary Keating, Ph.D (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Announces Launch of FDA-cleared Preeclampsia
Testing Service

FDA-cleared PreClara™ Ratio (sFlt-1/PlGF) biomarker test offers clinicians a crucial tool for managing hypertensive disorders of pregnancy, with potential significant cost savings and improved patient outcomes

DUBLIN, Ireland (August 7, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced the launch of a new testing service for preeclampsia, a significant advancement in maternal health diagnostics. The service is planned to be rolled out in Q3 2025 through Trinity Biotech’s New York-based reference laboratory.

Trinity Biotech will offer the FDA-cleared PreClara Ratio (sFlt-1/PlGF) biomarker test as part of a strategic collaboration with Thermo Fisher Scientific, enhancing Trinity Biotech's capabilities to deliver critical maternal health diagnostics. Approximately 500,000 women in the United States every year are impacted by hypertensive disorders of pregnancy - a leading cause of maternal and neonatal complications. The sFlt-1/PlGF test provides time-sensitive, clinically actionable insights that support healthcare providers in making earlier, more informed decisions for hospitalized patients. By helping to assess the likelihood of progression to severe preeclampsia, the test enables more targeted and timely management of care for this high-risk patient population.

“This launch represents an important strategic milestone in Trinity Biotech’s maternal health strategy, significantly enhancing our position in this critical clinical area, and is a further step in our transformation to focus on new technology platforms in large impact areas” said John Gillard, CEO of Trinity Biotech. “Our expanding maternal health portfolio reflects our continued commitment to delivering value for our shareholders through innovations that address urgent healthcare needs, and as a company we are very proud to be part of supporting patients in this important healthcare area.”

The clinical and economic value of the sFlt-1/PlGF test is reinforced by recent U.S.-based studies. Research published in March 2025 demonstrated potential neonatal cost savings exceeding $10 million per 1,000 patients1 when the test is incorporated into standard care. These savings primarily stem from reduced preterm deliveries and neonatal intensive care unit admissions, highlighting both clinical efficacy and economic benefit.

The launch of the sFlt-1/PlGF testing service lays critical groundwork for the anticipated commercial introduction of PrePsia™, Trinity Biotech’s proprietary preeclampsia risk assessment technology designed for use in early pregnancy.

About Preeclampsia
Preeclampsia is a rapidly progressive hypertensive disorder affecting approximately 5-8% of pregnancies2, characterized by sudden onset high blood pressure and an associated sign of organ dysfunction like protein in the urine or severe headache. Early diagnosis and intervention are crucial, as preeclampsia significantly contributes to maternal morbidity, mortality, and premature births. In the United States, the condition already accounts for approximately 11%3 of maternal deaths and 15%4 of premature births, with cases nearly doubling since 20075.

PreClara Ratio (sFlt-1/PlGF) Intended Use
The PreClara Ratio (sFlt-1/PlGF) is to be used in conjunction with other laboratory tests and clinical assessments to aid in the risk assessment of pregnant women (singleton pregnancies between 23+0 and 34+6/7 weeks gestation) hospitalized for hypertensive disorders of pregnancy (preeclampsia, chronic hypertension with or without superimposed preeclampsia, or gestational hypertension) for progression to preeclampsia with severe features (as defined by American College of Obstetricians and Gynecologists) within two weeks of presentation. The PreClara Ratio must be calculated using the B•R•A•H•M•S sFlt-1 KRYPTOR and the B•R•A•H•M•S PlGF plus KRYPTOR results measured on the B•R•A•H•M•S KRYPTOR analyzer.

1 https://doi.org/10.1016/j.preghy.2025.101190
2 https://www.preeclampsia.org/women-and-families
3https://doi.org/10.1097/aog.0000000000004361
4 https://my.clevelandclinic.org/health/diseases/17952-preeclampsia
5 https://doi.org/10.1001/jamanetworkopen.2022.28093

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech
Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.